Exhibit 2

4330 East-West Hwy Ste 305 Bethesda, MD 20814 Tel: 240-207-2306 •

March 17, 2011

Board of Directors
Neffs Bancorp, Inc.
5629 Pennsylvania Route 873
Neffs, Pennsylvania 18065

Dear Members of the Board,

This letter sets forth Danielson Associates, LLC’s (“Danielson”) opinion as to the fairness of a merger transaction (the “Merger”) designed to reduce the number of Neffs Bancorp, Inc. (“Neffs Bancorp”) common shareholders of record to fewer than 300 persons, as required for termination of registration of the Common Stock with the Securities and Exchange Commission (the “SEC”).

At the effective time of the Merger, three tiers of record holders will be created.  First Tier Record Holders will receive $286 in cash (the “Cash Consideration”) from Neffs Bancorp for each share of Common Stock held.  Second Tier Record Holders will have the opportunity to elect to receive $286 in cash for each share of Common Stock held, or one share of newly authorized Series A Preferred Stock.  Third Tier Record Holders will continue to hold the same number of shares of Common Stock.  The terms and conditions of the Merger are more fully described in the Proxy Statement.

In preparing our opinion, Danielson prepared and delivered a valuation report and a going private analysis to the Board of Directors of Neffs Bancorp.  The valuation report valued the common stock in a range from $255 per share to $275 per share, and, in a going private transaction, the range was from $276 per share to $296 per share.

This opinion and our going private analysis did not address the terms of the Series A Preferred Stock, or the fairness of the Merger to shareholders receiving Series A Preferred Stock.  We did note, though, that the Series A Preferred Stock is convertible into Common Stock on a one-to-one ratio in the event of a merger, sale or other change-of control.

In rendering our opinion we have done the following:

❖	Reviewed and analyzed the drafts in substantially final form of the Proxy Statement for the annual meeting of shareholders to approve the Merger.

❖	Reviewed in substantially final form Neffs Bancorp’s 2010 Annual Report on Form 10-K.

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Reviewed the audited consolidated financial statements of the Company as of December 31, 2009 and 2008 and the related audited consolidated statements of operations, statements of stockholders equity and statements of cash flows for the fiscal years ended December 31, 2009 and 2008 contained in Neffs Bancorp’s Annual Report on Form 10-K.

❖	Reviewed the Neffs Bancorp’s Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2010, June 30, 2010 and March 31, 2010.

❖	Reviewed and analyzed other publicly available information regarding Neffs Bancorp.

❖	Reviewed certain non-public information, financial projections and third-party loan reviews, regarding Neffs Bancorp.

❖	Reviewed the reported stock prices and trading activity of Neffs Bancorp common stock.

❖	Reviewed and analyzed certain publicly available information regarding the terms and conditions of the Merger.

❖	Discussed past and current operations, financial condition and future prospects of Neffs Bancorp with senior executives and outside counsel of Neffs Bancorp.

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Discussed the valuation of the Pooled Trust Preferred Securities, which were not considered impaired as of December 31, 2010 or the date of this opinion, with senior executives of Neffs Bancorp and reviewed recent third-party valuations of the Pooled Trust Preferred Securities.

❖	Reviewed and analyzed certain publicly available financial, transaction and stock market data of banking companies that we selected as relevant to our analysis.

❖	Conducted other analyses and reviewed other information we considered necessary or appropriate.

❖	Incorporated our assessment of the overall economic environment and market conditions as well as our experience in bank valuations and transactions.

❖	Reviewed the projected cost of and cost savings from SEC deregistration as well as the impact on capital, book value per share, earnings and earnings per share.

In rendering our opinion, we relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information, projections and forecasts received (“Materials Received”) and outlined above.  Danielson does not assume any responsibility for the accuracy, reasonableness and completeness of the Materials Received.

This opinion is based partly on data supplied to Danielson by the Neffs Bancorp, but it also relied on some public information. All of the data is believed to be reliable, but the completeness and the accuracy of such information cannot be guaranteed and Danielson did not independently verify.

This opinion is based on conditions as they existed, and the information received, as of the date of this opinion.  Danielson does not have any obligation to update, revise or reaffirm this opinion. Additionally, this fairness opinion does not take into account the sale value of Neffs Bancorp for which there may be a premium associated with a change-of-control.

Danielson’s role as a financial advisor was limited to preparing and presenting a valuation report and a going private analysis; and opining that the Cash Consideration paid in connection with the Merger is fair from a financial point of view to the shareholders of Neffs Bancorp, including both shareholders who receive Cash Consideration and those who remain shareholders of Neffs Bancorp.

Danielson is not recommending how shareholders should vote in regards to the Merger; or how a Second Tier shareholder should vote in electing to receive the Cash Consideration or Series A Preferred Stock; nor is Danielson recommending a price at which shareholders should trade their common stock.  These are decisions for a shareholder, or potential shareholder, to determine after conducting their own independent research and consulting with their own investment advisor.  Additionally, Danielson does not address the underlying business decision of Neffs Bancorp to undertake the Merger.

Danielson has received a portion of its fee for its engagement, and will receive the balance of its fee upon presentation of this opinion.  Our fee is not contingent upon the execution of the Merger.  In the past, Danielson has not performed any other services for Neffs Bancorp and there are no material relationships between Danielson and the Neffs Bancorp.  At the time of issuance, there were no additional services contemplated between Danielson and Neffs Bancorp.

Based on the foregoing, our experience, and other factors we deemed relevant, it is our opinion that as of the date hereof the Cash Consideration to be paid in connection with the Merger is fair from a financial point of view to the shareholders of the Neffs Bancorp, including both shareholders who receive Cash Consideration and those who remain shareholders of Neffs Bancorp.

Respectfully submitted,

David G. Danielson
President
Danielson Associates, LLC